Response Biomedical Corporation Announces Third Quarter Results

Revenues Up 35%Year to Date 2006 Over 2005

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, November 29, 2006 – Response Biomedical Corporation (TSX-V: RBM, OTCBB: RPBIF) announced today financial results for the third quarter ended September 30, 2006. For a further discussion of the Company’s financial results for the three and nine months ended September 30, 2006, please refer to the Company’s complete set of unaudited financial statements and the Company’s Management Discussion & Analysis of Financial Condition and Results of Operations, which will be made available on SEDAR at www.sedar.com and US EDGAR at www.sec.gov.

Third quarter operating highlights:

  Recorded total revenues for the three and nine month periods ended September 30, 2006 of $1,435,815 and $3,296,365 respectively, an increase of 99% and 35% from the same periods in 2005. In particular, clinical products revenue, primarily from cardiovascular products, for the three and nine month periods ended September 30, 2006 increased 598% and 400% to $902,246 and $1,690,137, respectively from the same periods in 2005.
  Launched in Japan a BNP Test used to assist in the diagnosis and management of congestive heart failure with Shionogi & Co. Ltd. Purchasing over 200 readers year-to-date for the launch;
  Completed US distribution network for RAMP cardiovascular products, with the appointment of two additional exclusive US regional distributors, making RAMP Cardiac Tests available throughout the US;
  Initiated trials at four leading clinical trial sites for the purpose of obtaining FDA clearance to market the RAMP NT-ProBNP Test in the US;
  RAMP Anthrax Test certified as the first and only test approved for field use by AOAC International following independent evaluation sponsored by the US Department of Homeland Security; and
  Continued scale up and purchase of additional manufacturing equipment to increase the Company’s test manufacturing capacity to an estimated 330,000 tests per month per shift and continued development of the Company’s next generation RAMP Reader.

“An important accomplishment has been the growth in the strategically important clinical cardiac testing product line,” said Bill Radvak, President and CEO. “At the same time, we continue to invest in bringing new key products to the market. Clinical trial enrolment has recently been completed at US clinical trial sites for our RAMP NT-proBNP Test used for the diagnosis and monitoring of congestive heart failure. We expect this test to further improve the competitiveness of our cardiac menu. In addition, our infectious disease products, tests for Staph A and Flu A/B, are being prepared for upcoming clinical trials. Importantly, we continue to make significant progress on our strategy to secure well-positioned marketing partners for our RAMP product lines.

-more-

Summary of Interim Results
(Expressed in 000’s except per share data)

Fiscal Year 2006	Year to date September 30, 2006	Year to date September 30, 2005
Total Revenue	$3,296	$2,446
Research and Development Costs	$3,784	$2,473
Net Loss	$5,897	$5,394
Loss per share (basic and diluted)	$(0.07)	$(0.08)
Cash position	$2,458	$29
Working Capital	$3,445	$(1,510)
Weighted Average Common Shares Outstanding	87,584	67,446

Financial Overview:
For the three and nine month periods ended September 30, 2006, sales of the clinical cardiac products increased 598% and 400%, while sales of environmental West Nile Virus products decreased by 18% and 7% and sales of biodefense products decreased by 20% and 57% respectively, as compared to the corresponding periods in 2005. Total revenues for the three and nine month periods ended September 30, 2006 were $1,435,815 and $3,296,365 respectively, an increase of 99% and 35% from the same periods in 2005. Revenues from product sales for the three and nine months ended September 30, 2006 were $1,356,506 and $2,841,172 compared to $692,435 and $2,342,034 for the same periods in 2005, an increase of approximately 96% and 21% respectively. For the three and nine month periods ended September 30, 2006, the Company reported a loss of $1,833,288 and $5,896,716 or $0.02 and $0.07 per share, respectively compared to a loss of $1,933,580 and $5,393,883 or $0.03 and $0.08 per share for the same periods in 2005. At September 30, 2006, the Company had a working capital balance of $3,445,068, compared to $5,431,374 as of June 30, 2006 and negative working capital of $2,905,552 as of December 31, 2005.

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its portable RAMP Platform for clinical and environmental applications. RAMP represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and for laboratory use. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP tests are commercially available for the early detection of heart attack and congestive heart failure, environmental detection of West Nile virus, infectious disease and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

-more-

Note on Forward Looking Statements
Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers and distributors; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; fluctuations in interest rates and foreign exchange rates; seasonality including government budget cycles; general economic and business conditions where we operate; and other factors referenced in our annual report on Form 20-F and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments.

Response Biomedical Corporation Contacts:
Bill Wickson	Brian Korb
Manager, Investor Relations	Vice President
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 456-6073	Tel: (212) 477-9007 ext. 23
Email: bwickson@responsebio.com	Email: bkorb@troutgroup.com

XXX